FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

December 15, 2004

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 15, 2004.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces the acquisition of the Mina Angela Property in Argentina.

Item 5.	Full Description of Material Change

Cardero Resource Corp (“Cardero” or “the Company”) announces that, through its wholly owned subsidiary Cardero Argentina S.A., it has entered into an agreement with Stenfield Minera S.A., an arm’s length private Argentinean company, (“Stenfield”) pursuant to which the Company has the right to explore, and an option to purchase, the Mina Angela property, which consists of 44 individual claims, totalling 2706 hectares, located in the province of Chubut at an altitude of approximately 1400 metres above sea level.

Information available from previous work indicates that mineralization at Mina Angela consists of low sulphidation epithermal vein systems hosted by Jurassic andesitic volcanics.  The major veins are confined to a north-easterly trending alteration corridor bounded by felsic dyke swarms and were deposited in right lateral strike slip faults.

Production took place at Mina Angela on selected veins between 1978 and 1992.  From 1983, when accurate mining records begin, until closure in 1992, Mina Angela produced 1,037,360 tons at an average grade of 4.0g/t Au, 48.4g/t Ag, 2.0% Pb, 0.4% Cu and 4.6% Zn.

In 1997 and 1998 Lonrho Mining South Africa carried out exploration including geological mapping, regional soil sampling and ground geophysics.  The program also included 3443 metres of diamond drilling in 16 holes drilled within a 4 by 5 kilometre area.  The best values were obtained on the Sahuel vein system, where one hole intersected 1.36 metres grading 40.65 g/t Au, 1773 g/t Ag, 1.79% Pb, 0.23% Cu and 10.06% Zn at a vertical depth of 65 metres below surface.

Another hole drilled on the same system intersected a second vein approximately 65 metres to the west with 2.02 metres averaging 6.69 g/t Au, 240g/t Ag, 0.52% Pb, 0.04% Cu and 2.19% Zn.  Geophysics indicates the Sahuel vein system has a potential strike length of 1.6 kilometres.  The other holes indicate gold values ranging from trace to 2.25 g/t over varying widths.  At the end of 1998 Lonrho decided to concentrate on mining activities in Africa and withdrew from other regions, including South America.  Following completion of its exploration activities, Lonrho carried out the necessary reclamation to comply with the mining environmental code.

The Company’s interest in the property is focused on the precious metal bulk tonnage potential associated with and adjacent to those areas of the high grade veins.  Extensive areas of structurally controlled clay epithermal alteration were mapped and sampled by a previous owner in the early 1990’s but were never followed up.  Cardero intends to test these areas as part of an initial exploration program, which will likely consist of data compilation, followed by detailed vein mapping, and diamond drilling.

In order to carry out exploration, and to exercise the option to purchase the property, the Company is required to pay the outstanding taxes on the property in the amount of 72,720 pesos (approximately US $24,000 - paid), to make all necessary payments to maintain the property in good standing and to pay an aggregate of US$400,000 to Stenfield, as follows:

      April 25, 2005         US$  $50,000
      April 25, 2006         US$  $50,000
      April 25, 2007         US  $150,000
      April 25, 2008         US  $150,000

Stenfield will retain a 1% NSR royalty, which may be purchased by Cardero for the sum of US$500,000.  The Company and Stenfield are to agree on an exploration program for the property to be carried out by the Company.  The Company has also agreed to pay a finder’s fee to an arm’s length party in connection with this acquisition, to be settled by the issuance of shares in accordance with TSX Venture Exchange policies.  This transaction, and the applicable finder’s fee, is subject to acceptance for filing on behalf of the Company by the TSX Venture Exchange.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

December 15, 2004